Mail Stop 3628
                                                              November 6, 2019


    Leah Nivison
    Chief Executive Officer
    GS Mortgage Securities Corporation II
    200 West Street
    New York, New York 10282

            Re:   GS Mortgage Securities Trust 2017-GS8
                  GS Mortgage Securities Trust 2018-GS9
                  GS Mortgage Securities Trust 2018-GS10
                  Forms 10-K for Fiscal Year Ended December 31, 2018
                  Filed March 26, 2019
                  File Nos. 333-207677-07, 333-207677-08 and 333-207677-09

    Dear Ms. Nivison:

           We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                              Sincerely,

                                                              /s/ Katherine Hsu

                                                              Katherine Hsu
                                                              Office Chief
                                                              Office of
Structured Finance



    cc: Lisa Pauquette, Esq., Cadwalader, Wickersham & Taft LLP